UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAMF Global Ventures Corp. I

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G5338L 108

(CUSIP Number)

Jeffrey Soros

9255 Sunset Blvd., Suite 515

West Hollywood, California, 90069

424-343-8760

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5338L 108

1	NAMES OF REPORTING PERSONS LAMF SPAC Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,469,333 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,469,333 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,333 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by LAMF SPAC Holdings I LLC (the “Sponsor”). LAMF SPAC I LLC (the “Managing Member”) is the managing member of the Sponsor. The Managing Member has voting and investment discretion with respect to the securities held of record by the Sponsor. There are three managing members of Managing Member. Each managing member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual managing member of Managing Member exercises voting or dispositive control over any of the securities held by the Managing Member, even those in which he holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(2)

Excludes 553,000 Class A ordinary shares issuable upon the exercise of 553,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987).

(3)	Based on 12,491,949 Class A ordinary shares outstanding as of May 11, 2023.

CUSIP No. G5338L 108

1	NAMES OF REPORTING PERSONS LAMF SPAC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,469,333 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,469,333 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,333 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The securities are held directly by the Sponsor. The Managing Member is the managing member of the Sponsor. The Managing Member has voting and investment discretion with respect to the securities held of record by the Sponsor. There are three managing members of Managing Member. Each managing member has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual managing member of Managing Member exercises voting or dispositive control over any of the securities held by the Managing Member, even those in which he holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities.

(2)

Excludes 553,000 Class A ordinary shares issuable upon the exercise of 553,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File Nos. 333-259998 and 333-260987).

(3)	Based on 12,491,949 Class A ordinary shares outstanding as of May 11, 2023..

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 17, 2021 (the “Schedule 13D”) relating to the Class A ordinary shares of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Non-Redemption Agreements

On May 5 and May 8, 2023, the Issuer and the Sponsor entered into non-redemption agreements (the “Non-Redemption Agreements”) with unaffiliated third party investors (the “Investors”), pursuant to which the Investors have, in connection with the Extension (as defined below), agreed not to redeem, or to reverse and revoke any prior redemption election with respect to an aggregate of 2,888,000 Public shares (the “Non-Redeemed Shares”). Pursuant to the Non-Redemption Agreements, the Sponsor has agreed to transfer to the Investors (i) for the Initial Extension (as defined below), a number of Class B ordinary shares equal to 21% of the number of Non-Redeemed Shares, or 606,480 Class B ordinary shares, and (ii) for each Additional Monthly Extension (as defined below), a number of Class B ordinary shares equal to 3.5% of the number of Non-Redeemed Shares, or 101,080 Class B ordinary shares for each Additional Monthly Extension, or up to an aggregate of 1,212,960 Class B ordinary shares if all Additional Monthly Extensions are implemented.

Conversion of Class B ordinary shares to Class A ordinary shares

On May 11, 2023, the Issuer held an extraordinary general meeting of shareholders (the “Extension Meeting”). The Issuer’s shareholders approved a proposal to amend the Issuer’s amended and restated memorandum and articles of association (the “Articles”) to provide the Issuer with the right to extend the date by which the Issuer must consummate its initial business combination (the “Extension”) from May 16, 2023 to November 16, 2023 (the “Extended Date”); (the “Initial Extension”), and to allow the Issuer, without another shareholder vote, by resolution of the Board, to elect to further extend the Extended Date in one-month increments up to six additional times, or a total of up to twelve months total, up to May 16, 2024 (each, an “Additional Monthly Extension”). The Issuer’s shareholders also approved a proposal to amend the Articles to eliminate (i) the limitation that the Issuer may not redeem public shares in an amount that would cause the Issuer’s net tangible assets to be less than $5,000,001 and (ii) the limitation that the Issuer shall not consummate a business combination unless the Issuer has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such business combination. The Issuer’s shareholders also approved a proposal to provide for the right of a holder of the Class B ordinary shares to convert such shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the closing of a business combination at the election of the holder.

Following the approval of the proposals at the Extension Meeting, the holders of the Sponsor elected to convert all of the 8,363,333 Class B ordinary shares held by into 8,363,333 Class A ordinary shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a) - (b) The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Amendment No. 1, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 5, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

LAMF SPAC Holdings I LLC

By: LAMF SPAC I LLC, its managing member

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Manager

LAMF SPAC I LLC

By:	/s/ Simon Horsman
Name: Simon Horsman
Title: Manager